June 18, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement under Schedule B of the
Securities Act of 1933 of the United Mexican States

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the United Mexican States (“Mexico”) hereby requests that Mexico’s Registration Statement No. 333-204638, as filed with the Securities and Exchange Commission (the “Commission”) under Schedule B on June 1, 2015, be declared effective at 4:00 p.m. on June 22, 2015 or as soon thereafter as practicable.

Pursuant to this request, Mexico acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Mexico from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Mexico may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

THE UNITED MEXICAN STATES

By:	/S/ ALEJANDRO DÍAZ DE LEÓN CARRILLO
Alejandro Díaz de León Carrillo
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States